# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: 374Water Inc., CIK 0000933972
CUSIP: 88583P203
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 100 Southcenter Court, Suite 200, Morrisville, North Carolina (NC), 27560
Date of event which requires filing of this statement: 01/22/2026
Filed by CIK 0001861377
Persons authorized to receive notices and communications: Robert B. Macaulay, Carlton Fields, P.A., 700 NW 1st Avenue, Miami, Florida (FL), 33136, (305) 530-0050

## Reporting persons
- Yaacov Nagar (CIK 0001861377): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 3,211,263; shared voting power 0; sole dispositive power 3,211,263; shared dispositive power 0; aggregate amount beneficially owned 3,211,263 (19% of the class)
  Comment: (1) The percentage is based on 16,924,880 shares of the Issuer's common stock outstanding as of October 24, 2025, as reported in the Issuer's definitive proxy statement on Schedule 14A filed on November 3, 2025, after giving effect to the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: 374Water Inc.
Address of issuer's principal executive offices: 100 Southcenter Court, Suite 200, Morrisville, North Carolina (NC), 27560
Comment:
Explanatory Note

This Amendment No. 2 to the statement on beneficial ownership on Schedule 13D (this "Amendment No. 2") amends and supplements the information set forth in the Statement on Schedule 13D filed by Yaacov (Kobe) Nagar (the "Reporting Person") with the SEC on May 11, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed on October 31, 2024 (as amended, the "Schedule 13D"). This Amendment No. 2 is being filed to reflect the fact that the Reporting Person is no longer a member of the group described in the Schedule 13D filed by the Reporting Person (among others) on December 12, 2025, as amended by Amendment No. 1 thereto filed on December 16, 2025 and Amendment No. 2 thereto filed on January 5, 2026 (as amended, the "Group Schedule 13D").

All share information in this Amendment No. 2 reflects the Issuer's 1-for-10 reverse stock split that took effect on December 26, 2025. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Letter Agreement

As previously disclosed in the Group Schedule 13D, on December 14, 2025, the Reporting Person entered into a letter agreement with the Issuer (the "Agreement"). Pursuant to the Agreement, Ms. Deanna Rene Estes would tender her resignation as a member of the Board of Directors of the Issuer (the "Board"), which resignation would be effective following and no later than the date that the inspector of elections for the 2025 Special Meeting of Stockholders of the Issuer held on December 15, 2025 (the "Special Meeting") certified that the Issuer's stockholders approved and adopted by the requisite vote the Reverse Stock Split Proposal as defined in the Issuer's definitive proxy statement on Schedule 14A filed with the SEC on November 3, 2025.

Further, pursuant to the Agreement, the Issuer agreed, among other things, to identify three candidates to be appointed to the Board (the "Candidates"), each of whom shall be mutually acceptable to the Issuer and the Reporting Person, among other qualifications. Upon the identification of certain Candidates as provided in the Agreement, each of Messrs. Buddie Joe (BJ) Penn and James Vanderhider have agreed to resign as members of the Board.

The Issuer also agreed that if the Reverse Stock Split Proposal was approved and adopted by the requisite vote of the Issuer's stockholders at the Special Meeting, the reverse stock split contemplated by the Reverse Stock Split Proposal would be effected at a ratio of 1-for-10 shares.

In addition, pursuant to the Agreement, the Reporting Person has agreed to abide by certain voting commitments. Specifically, the Reporting Person has agreed to, or his representatives would, appear in person or by proxy at the Special Meeting and to vote all shares of common stock of the Issuer beneficially owned in accordance with the Board's recommendations with respect to all proposals submitted to stockholders at the Special Meeting.

The Agreement will remain effective until the earlier of (i) the appointment of the third Candidate contemplated in the Agreement and (ii) the date that is 30 calendar days following written notice of a breach of the Agreement from the non-breaching party, subject to certain conditions as described in the Agreement.

The Reporting Person endeavors to work with the remaining members of the Issuer's Board to identify qualified candidates to fill the existing Board vacancies.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is filed as Exhibit 1 to this Amendment No. 2 and is incorporated herein by reference.

The Reporting Person does not have any current plan or proposal that relates to or would result in any of the matters described in Items 4(a) - (j) of Schedule 13D, except as described in this Schedule 13D or as would occur upon, in connection with completion of, or following, any of the actions described in this Schedule 13D. The Reporting Person will continue to analyze and evaluate his investment in the Issuer and reserves the right to change his plans and intentions at any time with respect to any of the foregoing.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 11 and 13 of the cover pages of this Schedule 13D (including the accompanying comments thereto) is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7 through 10 of the cover page of this Schedule 13D (including the accompanying comments thereto) is incorporated herein by reference.
Transactions in the class effected during the past sixty days: There have been no transactions in the Shares by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information in Item 4 of this Amendment No. 2 is hereby incorporated by reference.

Except as otherwise described in this Schedule 13D, (i) there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies and, (ii) other than standard default and similar provisions contained in loan agreements, none of the securities of the Issuer beneficially owned by any Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 2 - Letter Agreement, dated as of December 14, 2025, by and between 374Water Inc. and Yaacov (Kobe) Nagar (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on December 15, 2025).

## Signatures
- Yaacov Nagar: /s/ Yaacov Nagar, Yaacov Nagar (01/23/2026)